SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Lipella Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53630L100

(CUSIP Number)

March 19, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53630L100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michele Gruber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 353,333 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 353,333 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,333 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 353,333 shares of the issuer’s common stock, par value $0.0001 per share (“Common Stock”), that may be issued upon the exercise of stock options awarded by the issuer to Ms. Gruber in her capacity as an employee of the issuer, which are vested and exercisable, or will be vested and exercisable, for such shares of Common Stock within 60 days of the filing of this Statement on Schedule 13G (this “Schedule 13G”).

(2) The percentage set forth in row (11) is calculated based on 5,743,945 shares of Common Stock outstanding as of March 27, 2023, as verified with the issuer. All 353,333 shares of Common Stock that Ms. Gruber has the right to acquire within 60 days of the filing of this Schedule 13G pursuant to the exercise of stock options held by Ms. Gruber are deemed to be outstanding for purposes of calculating her beneficial ownership percentage.

CUSIP No. 53630L100	13G	Page 3 of 6 Pages

Item 1

(a)	Name of Issuer:

Lipella Pharmaceuticals Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7800 Susquehanna Street, Suite 505

Pittsburgh, Pennsylvania 15208

Item 2. Names of Persons Filing:

(a)	Name of Person Filing:

Michele Gruber (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

7800 Susquehanna Street, Suite 505

Pittsburgh, Pennsylvania 15208

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share, of the Issuer

(e)	CUSIP Number:

53630L100

CUSIP No. 53630L100	13G	Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 353,333
(b)	Percent of class: 5.8%
(c)	Number of shares as to which the Reporting Person has:
a.	Sole power to vote or to direct the vote: 353,333
b.	Shared power to vote or to direct the vote: 0
c.	Sole power to dispose or direct the disposition of: 353,333
d.	Shared power to dispose or direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 53630L100	13G	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 53630L100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2023
/s/ Michele Gruber
Name: Michele Gruber